SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)1


                              FLANDERS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   338494 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 15, 1998
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)
------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G

         CUSIP No. 338494 10 7

---------------------------------------

     1  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Robert R. Amerson: ###-##-####
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3  SEC. USE ONLY
--------------------------------------------------------------------------------

     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                 5  SOLE VOTING POWER
                                    7,924,370 2
                                 -----------------------------------------------
  NUMBERS OF                     6  SHARED VOTING POWER
    SHARES                          0
 BENFECIALLY                     -----------------------------------------------
   OWNED BY                      7  SOLE DISPOSITIVE POWER
  REPORTING                         7,924,370 2
 PERSON WITH                     -----------------------------------------------
                                 8  SHARED DISPOSITIVE POWER
                                    0
                                 -----------------------------------------------

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,924,370 2
--------------------------------------------------------------------------------
  10 CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 3 |X|
--------------------------------------------------------------------------------

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          27.8 %, based on 25,335,339 shares  outstanding on 12/31/98
--------------------------------------------------------------------------------
  12    TYPE REPORTING PERSON
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------
       2 Includes options to purchase 3,150,000 shares of common stock which are exercisable within 60 days.

       3 The reporting person disclaims beneficial ownership of 10,000 shares which the reporting person gifted to his sons, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


                                        2
81794

Item 1(a)         Name of Issuer:

                  FLANDERS CORPORATION


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  531 Flanders Filters Road
                  Washington, North Carolina 27889


Item 2(a)         Name of Person Filing:

                  Robert R. Amerson

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  531 Flanders Filters Road
                  Washington, North Carolina 27889

Item 2(c)         Citizenship:

                  United States


Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value


Item 2(e)         CUSIP Number:

                  338494 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a)      [ ]    Broker  or  dealer  registered  under  Section  15  of the
                      Exchange Act.
      (b)      [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c)      [ ]    Insurance  company as defined  in Section  3(a)(19) of the
                      Exchange Act.
      (d)      [ ]    Investment  company  registered  under  Section  8 of  the
                      Investment Company Act.
      (e)      [ ]    An   investment    adviser   in   accordance   with   Rule
                      13d-1(b)(1)(ii)(E).
      (f)      [ ]    An employee  benefit plan or endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F).
      (g)      [ ]    A parent holding company or control person,  in accordance with Rule 13d-1(b)(1)(ii)(G).
      (h)      [ ]    A savings  association  as defined in Section  3(b) of the
                      Federal Deposit Insurance Act.
      (i)      [ ]    A church plan that is excluded  from the  definition of an
                      investment   company   under   Section   3(c)(14)  of  the
                      Investment Company Act.
      (j)      [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
      If this statement is filed pursuant to Rule  13d-1(c),  check this box.|X|





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



Item 4.  Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

         (a)      Amount Beneficially Owned:

                  7,924,370 (includes options to purchase 3,150,000 shares of common stock which are exercisable in 60 days)

         (b)      Percent of Class:

                  27.8%

         (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote

                           7,924,370

                  (ii)     Shared power to vote or to direct the vote

                           0

                  (iii)    Sole power to dispose or to direct the disposition of

                           7,924,370

                  (iv)     Shared power to dispose or to direct the disposition

                           of 0

Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

                  Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identify and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.

Item 10.          Certification

                  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                     Date    2/10/99


                                    /s/Robert R. Amerson
                                    --------------------------------------------
                                    ROBERT R. AMERSON, Chief Executive Officer



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